FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Enterra Energy Trust ("Enterra")
26th Floor, 500 - 4th Avenue S.W.
Calgary, AB T2P 2V6

2.

Date of Material Change:

October 21, 2004

3.

News Release:

A news release was issued and disseminated through CCN Matthews on October 21, 2004.

4.

Summary of Material Change:

Enterra Energy Trust ("Enterra") signs agreement with Jed Oil Inc. and Enterra announces management changes.

5.

Full Description of Material Change:

Enterra (NASDAQ: EENC, TSX: ENT.UN) and JED Oil Inc. ("JED") (Amex: JDO) today announced the signing of a Farm-in Agreement whereby JED will develop certain projects related to the properties recently acquired by Enterra in the Rocky Mountain Energy transaction.  JED will spend 100% of the capital costs to earn a 65% working interest in these projects.  Enterra will retain a 35% carried interest.

The development program includes infill and step out drilling opportunities.  The first phase of the development program will start in November of 2004.

Rocky Mountain Acquisition

The Rocky Mountain acquisition was accretive to Enterra in several key measures including reserves, production and cash flow.  The properties acquired include 1.6 million boe of proved producing reserves and 3.0 million boe of proved plus probable reserves based on the August 1, 2004 reserve report completed by independent engineers Trimble Engineering Associates Ltd.  There is potential for additional reserves to be added through development drilling, which JED will develop under the Farm-in Agreement as described above.

Production from the Rocky Mountain properties is currently approximately 1,500 boe/d with 68% oil and 32% natural gas.  The average oil quality of these properties is lighter than Enterra’s current oil mix.

Rocky Mountain’s general and administrative expenses were in excess of $4.00 per boe (based on the six months results ended July 31, 2004).   The majority of these expenses will be eliminated by combining the operations of Enterra and Rocky Mountain.

The Rocky Mountain assets currently generate approximately $925,000 in monthly cash flow (based on the three months results ended July 31, 2004, adjusted for the elimination of redundant G&A expenses).   The acquisition is also accretive on a per unit basis.  The monthly cash flow of $925,000 divided by the 25 million units outstanding (including the 1,946,576 trust units issued in connection with the Rocky Mountain transaction) adds incremental cash flow of $0.04 per unit which will help support Enterra’s future distributions.

Management Changes

Enterra Energy Trust

In other news, Enterra announced that Luc Chartrand will step down as President and CEO of Enterra at the end of this year and Enterra’s Chairman of the Board, Reg Greenslade, will assume his previous roles of President and CEO of Enterra at that time.

Mr. Chartrand became President and CEO of Enterra in November 2003 when Enterra converted to an energy trust.  Prior to that time, Mr. Chartrand was CFO of Enterra and Mr. Greenslade was President and CEO.  Mr. Chartrand, who will remain on Enterra’s Board of Directors, will continue to be involved in the areas of finance and investor relations on a consulting basis.

"Enterra’s success has afforded me a degree of financial independence which gave me an opportunity to redefine my role with Enterra and created an opportunity to focus on personal projects and interests," said Mr. Chartrand.  "Reg has been an integral part of that success and as CEO once again, he will continue to focus on growing Enterra."

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable

7.

Omitted Information:

Not applicable

8.

Senior Officer knowledgeable about the Material Change and this Report:

Luc Chartrand, President and Chief Executive Officer, at (403) 213-2502

DATED this 28th day of October, 2004, at the City of Calgary, in the Province of Alberta.